Securities and Exchange Commission
                             Washington, D.C. 20549
                        -------------------------------

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)


                        Clemente Global Growth Fund, Inc.
- ------------------------------------------------------------------------------
                                (Name of Issuer)


                                 Common Stock
- ------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   18556910
- ------------------------------------------------------------------------------
                                 (CUSIP Number)

		Ralph W. Bradshaw
		c/o Deep Discount Advisors, Inc.
		One West Pack Square, Suite 777
		Asheville, NC 28801
		(828) 255-4833

- ------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 September 29, 1998
- ------------------------------------------------------------------------------
                         (Date of Event which Requires
                           Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

CUSIP No.:  18556910                 13D                    Page 2
- ---------------------                                        --------

==========================================================================
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. ID NO. OF ABOVE PERSON

        Deep Discount Advisors, Inc.
===========================================================================
2         CHECK THE APPROPRIATE BOX IF A MEMBER                        (a) [ ]
          OF A GROUP                                                   (b) [ ]
===========================================================================
3         SEC USE ONLY

===========================================================================
4         SOURCE OF FUNDS                                                OO
===========================================================================
5         CHECK BOX IF DISCLOSURE OF LEGAL                                 [ ]
          PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) OR 2(e)
===========================================================================
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   One West Pack Square, Suite 777 Asheville, NC 28801
===========================================================================
  NUMBER OF  |    | SOLE VOTING POWER
   SHARES    |  7 |                                  786853
============================================================================
BENEFICIALLY |    | SHARED VOTING POWER                 0
    OWNED    |  8 |
============================================================================
  BY EACH    |    | SOLE DISPOSITIVE POWER          786853
 REPORTING   |  9 |
============================================================================
   PERSON    |    | SHARED DISPOSITIVE POWER             0
    WITH     | 10 |
============================================================================
11        AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON                             786853
=======================================================================
12        CHECK IF THE AGGREGATE AMOUNT IN ROW                             [ ]
          (11) EXCLUDES CERTAIN SHARES
=======================================================================
13        PERCENT OF CLASS REPRESENTED BY
          AMOUNT IN ROW (11)                                           13.3%
=======================================================================
14        TYPE OF REPORTING PERSON                                          IA
======================================================================

CUSIP No.:  18556910                 13D                    Page 3
- ---------------------                                        ----------

===============================================================================
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. ID NO. OF ABOVE PERSON

	Ron Olin Investment Management Company
===============================================================================
2         CHECK THE APPROPRIATE BOX IF A MEMBER                        (a) [ ]
          OF A GROUP                                                   (b) [ ]
========================================================================
3         SEC USE ONLY

======================================================================
4         SOURCE OF FUNDS                                                   OO
======================================================================
5         CHECK BOX IF DISCLOSURE OF LEGAL                                 [ ]
          PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) OR 2(e)
======================================================================
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   One West Pack Square, Suite 777 Asheville, NC 28801
=====================================================================
  NUMBER OF  |    | SOLE VOTING POWER
   SHARES    |  7 |                                  394000
=====================================================================
BENEFICIALLY |    | SHARED VOTING POWER                0
    OWNED    |  8 |
====================================================================
  BY EACH    |    | SOLE DISPOSITIVE POWER      394000
 REPORTING   |  9 |
=====================================================================
   PERSON    |    | SHARED DISPOSITIVE POWER              0
    WITH     | 10 |
======================================================================
11        AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON                  394000
=====================================================================
12        CHECK IF THE AGGREGATE AMOUNT IN ROW                             [ ]
          (11) EXCLUDES CERTAIN SHARES
=========================================================================
13        PERCENT OF CLASS REPRESENTED BY
          AMOUNT IN ROW (11)                             6.7%
=======================================================================
14        TYPE OF REPORTING PERSON                                          IA
=========================================================================

This Amendment No. 1, amends and supplements information in Item 1 and Item 4

ITEM 1.           SECURITY AND ISSUER

                  This Schedule 13D relates to the shares of Common Stock of Clemente Global Growth Fund, Inc (the "Issuer"). The principal executive offices of the Fund are located at 152 W. 57th Street, New York, NY 10019

	Leopoldo M. Clemente, Jr., President
	Thomas J. Prapas, Treasurer
	William H. Bohnett, Secretary



ITEM 4.           PURPOSE OF TRANSACTION

The acquisition of the securities of the issuer was made for the purpose of investment. The reporting persons may acquire additional securities, or dispose of the securities of the issuer from time to time.

The reporting persons and their control persons are in favor of actions by the issuer which would have the effect of increasing the investment value of the issuer's shares, and will support actions which they feel, in the their sole discretion, may result in an increase in the market value of the issuer's shares.

Three control persons of the reporting persons have been appointed as board members of the issuer. Those individuals appointed were Ronald G. Olin, Ralph
W. Bradshaw, and Gary A. Bentz. In addition, two new board members were elected in opposition to incumbents presented for reelection by the previous board. Two other incumbent board members subsequently resigned. Consequently, control of the 9 member board could be manifested by the 5 non-incumbents, if necessary.

As a result, it is possible that more aggressive actions may be taken by the newly reconstituted board which may have the effect of increasing the market value of the issuer's shares and reducing or eliminating the discount to Net Asset Value at which the issuer's shares have traded.

                                   SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 2, 1998                        Deep Discount Advisors, Inc.


                                         By: /s/ Ralph W. Bradshaw
                                            ----------------------------
                                            Name: Ralph W. Bradshaw
                                            Title:  Secretary